[J.P. MORGAN LETTERHEAD]

December 12, 2011

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:                               Laredo Petroleum Holdings, Inc.

Registration Statement on Form S-1

File No. 333-176439

Dear Mr. Schwall:

As representatives of the several underwriters of the proposed initial public offering (the “Offering”) of Laredo Petroleum Holdings, Inc. (the “Registrant”), we hereby join the Registrant’s request for acceleration of effectiveness of the above referenced Registration Statement on Form S-1 to December 14, 2011 at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the Offering, dated November 28, 2011, through the date hereof:

Preliminary Prospectus dated November 28, 2011

9,519 copies to prospective underwriters, institutional investors, dealers and others.

[signature page follows]

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
WELLS FARGO SECURITIES, LLC
As representatives of the several underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Lee Stettner
Name:	Lee Stettner
Title:	Managing Director